UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 6, 2026

CALISA ACQUISITION CORP

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-42910	N/A
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

205 W. 37th Street

New York, NY 10018

(Address of Principal Executive Offices) (Zip Code)

(203) 998-5540

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one ordinary share and one right	ALISU	The Nasdaq Stock Market LLC

Ordinary Shares, par value $0.000075 per share	ALIS	The Nasdaq Stock Market LLC

Rights, each entitling the holder to one tenth of one ordinary share upon the completion of the Company’s initial business combination	ALISR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 6, 2026 (the “Execution Date”), Calisa Acquisition Corp, a Cayman Islands exempted company (the “Company”), entered into an Business Combination Agreement (the “BCA”) with Calisa Merger Sub, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Goodvision AI Inc., a Cayman Islands exempted company (“Goodvision”). The Company, Merger Sub and Goodvision are sometimes referred to in this Current Report on Form 8-K individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined in this Current Report on Form 8-K shall have the meanings ascribed to such terms in the BCA.

Pursuant to the terms of the BCA, Merger Sub will merge with and into Goodvision (the “Merger”), with Goodvision surviving the Merger as a direct, wholly owned subsidiary of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands, as amended (the “Companies Act”).

The Merger and the other transactions contemplated by the BCA and the Ancillary Agreements (the “Transactions”) are expected to be consummated in the second half of 2026, following receipt of the required approval by the Company’s and Goodvision’s shareholders and the fulfilment of certain other conditions set forth in the BCA (the “Closing”) and described herein.

About Goodvision

Goodvision is a global cloud-computing and artificial intelligence (AI)-infrastructure solutions provider. Goodvision provides multi-cloud professional services, cloud redistribution services, AI computing services, and hybrid cloud-edge infrastructure solutions to customers worldwide. Goodvision’s customers include organizations in the gaming, video, cross-border e-commerce, and crypto-related technology sectors, each of which requires flexible and scalable cloud infrastructure or AI capability to operate globally. Goodvision’s principal operations are based in the United States, with additional locations in Japan, Berlin, Singapore, and other countries and regions in Asia.

Structure of the Transactions

At the Effective Time, each ordinary share of Goodvision (“Goodvision Share”) (other than treasury shares and dissenting shares) issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) will be automatically canceled and extinguished and converted into the right to receive a number of ordinary shares of the Company (“SPAC Shares”) equal to 18,000,000 divided by the number of fully diluted Goodvision Shares outstanding (the “Per Share Merger Consideration”). In order to secure the indemnification obligations of Goodvision described below, an aggregate of 10% of the aggregate SPAC Shares otherwise issuable as Per Share Merger Consideration (the “Escrow Shares”) will be deposited in escrow.

In addition, the Goodvision shareholders will be entitled to receive an additional 3,600,000 SPAC Shares (the “Earnout Shares”) upon satisfaction of the following earnout conditions: (i) 1,800,000 Earnout Shares will be issued if (1) Goodvision achieves net revenue for the fiscal year ended September 30, 2026 in excess of $19.9 million, and (2) the daily VWAP of the SPAC Shares is greater than or equal to $12.00 per share for any 20 trading days within any 30 consecutive trading day period commencing after the six month anniversary of the Closing and ending before the sixtieth day after the combined company files its annual report for the fiscal year ended September 30, 2027, and (ii) 1,800,000 Earnout Shares will be issued if (1) Goodvision achieves net revenue for the fiscal year ended September 30, 2027 in excess of $106.0 million, and (2) the daily VWAP of the SPAC Shares is greater than or equal to $15.00 per share for any 20 trading days within any 30 consecutive trading day period commencing after the six month anniversary of the Closing and ending before the sixtieth day after the combined company files its annual report for such fiscal year.

Upon the Closing of the Merger, Goodvision will become a wholly owned subsidiary of the Company, the Goodvision shareholders will become Company shareholders, and the Company will become a holding company operating the business of Goodvision.

Board of Directors Approval of Merger and Recommendations to Company Shareholders

The Company’s Board of Directors has unanimously (i) determined that the transactions contemplated by the BCA and the Ancillary Agreements, including the Merger (the “Transactions”), are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable the BCA and the Transactions, (iii) directed that the BCA be submitted to the Company’s shareholders for approval and adoption and (iv) recommended that the Company’s shareholders approve and adopt the BCA.

In connection with approving the BCA and the Transactions, the Company’s Board of Directors has obtained an opinion from Newbridge Securities indicating that (i) the consideration to be paid by the Company in the Merger is fair, from a financial point of view, to the Company’s unaffiliated shareholders and (ii) Goodvision has an aggregate fair market value of at least 80% of the value of the funds held in the Company’s trust account established in connection with the Company’s initial public offering (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account) at the time of the signing of the BCA.

Representations and Warranties

The BCA contains representations and warranties of the Company relating to, among other things, organization and qualification; authorization; consents and filings; brokers; information supplied; capitalization; reports filed with the Securities and Exchange Commission (“SEC”); the Investment Company Act; the Company’s trust account; transactions with affiliates; litigation; compliance with laws; business activities; internal controls, listing and financial statements; absence of undisclosed liabilities; benefit plans; tax matters; broker dealer matters; payments, anti-money laundering and hedging; and international trade and anti-corruption.

The BCA contains representations and warranties of Goodvision and its subsidiaries relating to, among other things, organization and qualification; subsidiaries; capitalization; authorization; financial statements; governmental consents and filings; permits; material contracts; litigation; absence of certain changes; compliance with laws; benefit plans; environmental matters; technology and intellectual property; labor matters; insurance; tax matters; brokers’ fees; real and personal property; transactions with affiliates; privacy and data security; anti-money laundering; international trade and anti-corruption; major customers and major suppliers; information supplied; corporate records; and significant subsidiaries.

Covenants

The BCA contains certain covenants and agreements of the parties that are customary for agreements of its type, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing and to refrain from taking certain specified actions, (ii) the parties to seek to enter into subscription agreements for a Financing of aggregate gross proceeds of $5,000,000, (iii) the Company and Goodvision to furnish each other and their respective representatives reasonable access through the Closing to their properties, appropriate officers and employees, books and records, (iv) until the termination or Closing, neither party to solicit or accept offers or proposals regarding alternative transactions, (v) Goodvision to prepare and deliver to the Company certain audited and unaudited consolidated financial statements of Goodvision, (vi) the Company and Goodvision to prepare and file, as soon as possible, a registration statement on Form S-4 (the “Registration Statement”) which will include a proxy statement to solicit approval of certain proposals regarding the Transactions by the Company’s shareholders and a prospectus covering the issuance of the SPAC Shares to be issued in the Merger as Per Share Merger Consideration (the “Proxy Statement / Prospectus”); (vii) the Company to take certain actions to obtain the requisite approval of the Company shareholders of the proposals included in the Proxy Statement / Prospectus, (viii) the parties to use reasonable best efforts to consummate the Transactions and (ix) the Company to adopt and approve an equity incentive plan that reserves 5% of the Company Ordinary Shares outstanding immediately after the Closing for issuance pursuant to equity awards under such plan.

Indemnification

The Goodvision shareholders will indemnify the combined company for any indemnification claims brought for breach of Goodvision’s representations and warranties and covenants contained in the BCA. The Escrow Shares will be held in escrow for a period of 12 months from the Closing (or, if later, 30 days after the first filing by the combined company of an annual report for a fiscal year that ended after the Closing) as security for such indemnification obligations. All indemnification payments shall be made in Escrow Shares valued at the time of any such payment, except that the Goodvision shareholders shall have the right to pay cash in lieu of shares. The indemnification will be capped at the number of Escrow Shares. No claim may be made for indemnification for a loss that is less than $10,000 and no amount will be payable until the aggregate amount of all indemnifiable losses exceed $100,000, in which event the indemnification shall be paid from the first dollar.

Registration Statement and Extraordinary General Meeting

In connection with the Merger, the Company will prepare and file with the SEC (a) the Registration Statement containing the Proxy Statement / Prospectus to be delivered to the Company and Goodvision shareholders for (a) the purpose of soliciting proxies from the Company shareholders to vote in favor of the adoption of the BCA and the approval of the Merger and such other matters as mutually agreed upon between the Parties and (b) the offer and sale of the SPAC Shares to the Goodvision shareholders in the Merger.

Closing Conditions

The BCA is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Transactions and related matters by the respective shareholders of the Company and Goodvision, (ii) effectiveness of the Registration Statement, (iii) that there has been no “Material Adverse Effect” with respect to either the Company or Goodvision since the date of the BCA, (iv) that the Financing shall have been consummated and (v) that the listing of the SPAC Shares upon completion of the Transactions shall have been approved by NASDAQ.

Waivers

Either the Company or Goodvision may waive any inaccuracies in the representations and warranties made to such Party contained in the BCA or in any document delivered pursuant to the BCA and waive compliance with any agreements or conditions for the benefit of such Party contained in the BCA or in any document delivered pursuant to the BCA.

Termination

The BCA may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of the Company and Goodvision, (ii) by the Company or Goodvision, if the Closing shall not have occurred on or before April 23, 2027 (the “Termination Date”); provided, however, that if the SEC has not declared the Registration Statement effective on or prior to April 23, 2027, the Termination Date shall be automatically extended to October 23, 2027, (iii) by the Company or Goodvision if the other party breaches certain representations, warranties, or covenants specified in the BCA such that the closing conditions would not be met, and that breach is unable to be cured, or is not cured, within 30 days or by the Termination Date, if earlier, (iv) by the Company or Goodvision if the Company shareholder approval is not obtained, or (v) by the Company if Goodvision fails to deliver its shareholder approval of the Transactions by a certain date described in the BCA.

The foregoing description of the BCA is qualified in its entirety by reference to the full text of the agreement, which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

Other Agreements Entered into in Connection with the BCA

Lock-Up Agreements

Prior to the Closing Date, certain shareholders of the Company and Goodvision will enter into lock-up agreements with the Company (collectively, the “Lock-Up Agreements”).

Pursuant to the Lock-Up Agreements, the shareholders will agree not to transfer any shares of the Company held by such holders until six months after the Closing (subject to certain exceptions).

Support Agreements

Concurrently with the execution of the BCA, certain of the Company’s shareholders entered into an agreement (the “Company Support Agreement”) pursuant to which the shareholders agreed to vote or cause to be voted all SPAC Shares beneficially held by them (i) in favor of approval of the adoption of the BCA, the approval of the Transactions, and each other proposal presented by the Company for approval by the Company’s shareholders; and (ii) against (x) any proposal or offer from any other person (other than Goodvision or its affiliates) with respect to certain competing transactions; and (y) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of the Company’s obligations under the BCA or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s organizational documents other than in connection with the Transactions or in connection with any extension of time for the Company to complete an initial business combination).

Concurrently with the execution of the BCA, certain shareholders of Goodvision entered into an agreement (the “Goodvision Support Agreement”), pursuant to which the shareholders agreed to vote or cause to be voted all Goodvision shares beneficially held by them (i) in favor of all proposals necessary to effectuate the Transactions; and (ii) against (x) any proposal or offer from any other person (other than the Company or its affiliates) with respect to certain competing transactions; and (y) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of Goodvision’s obligations under the BCA or change in any manner the voting rights of any class of shares of Goodvision (including any amendments to Goodvision’s organizational documents other than as contemplated by the BCA).

The foregoing descriptions of the Lock-Up Agreements, the Company Support Agreement and the Goodvision Support Agreement are qualified in their entirety by reference to the full text of the forms of such agreements, which are attached as Exhibits 10.1, 10.2 and 10.3 hereto and are incorporated by reference herein.

New Registration Rights Agreement

On or prior to the Closing Date, the parties will enter into a new registration rights agreement pursuant to which, among other things, the Company will agree to file a registration statement for the resale of shares by the Company’s initial shareholders, certain directors and officers of the Company and certain Goodvision shareholders on a continuous or delayed basis and to have such registration statement declared effective no later than the end of the lock-up period described in the Lock-Up Agreements.

Item 7.01 Regulation FD Disclosure

Attached as Exhibit 99.1 hereto is a press release issued by the Company and Goodvision announcing the execution of the BCA.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward Looking Statements

Neither the Company, Goodvision nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report. This Current Report is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed Transactions discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions.

This Current Report and the exhibits filed or furnished herewith include certain “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between the Company and Goodvision, including statements regarding the benefits of the Transaction, Goodvision’s or the Company’s expectations with respect to future performance, the addressable market for Goodvision’s solutions and services, capitalization of Goodvision after giving effect to the Transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the Transaction, the anticipated timing of the Transactions, the business of Goodvision and the markets in which it operates. The Company’s and Goodvision’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “would,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Goodvision and the Company, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this Current Report should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Goodvision’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the risk that the benefits of the Merger may not be realized; the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the amount of redemption requests made by the Company’s public shareholders and the failure to satisfy the conditions to the consummation of the Merger, including the failure of the Company’s shareholders to approve and adopt the Merger; the ability to meet stock exchange listing standards following the consummation of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; the outcome of any legal proceedings that may be initiated following announcement of the Merger; the risk that the proposed Transaction disrupts current plans and operations of Goodvision as a result of the announcement and consummation of the Merger; the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Merger; risks associated with changes in applicable laws or regulations applicable to Goodvision’s operations; the possibility that the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; negative perceptions or publicity of Goodvision; the impact of adverse public health developments; and other risks and uncertainties that will be detailed in the Registration Statement and as indicated from time to time in the Company’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

The Company and Goodvision caution that the foregoing list of factors is not exclusive. The Company and Goodvision caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither the Company nor Goodvision undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement to be filed by the Company with the SEC, and other documents filed by the Company and/or Goodvision from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this Current Report are qualified by these cautionary statements. Goodvision and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither Goodvision nor the Company gives any assurance that either Goodvision or the Company will achieve its expectations. The inclusion of any statement in this Current Report does not constitute an admission by Goodvision or the Company or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed Transaction between Goodvision and the Company, the Company intends to file with the SEC the Registration Statement which will include the Proxy Statement / Prospectus. After the registration statement is declared effective, the Company plans to mail the definitive Proxy Statement / Prospectus to all the Company shareholders as of a record date to be established for voting on the proposed transaction. The Company also will file other documents regarding the proposed transaction with the SEC. This Current Report does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GOODVISION, THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement / Prospectus (when available) and all other relevant documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC by directing a written request to the Company at the address set forth above.

Participants in the Solicitation

The Company, Goodvision and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the proposed transaction, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement / Prospectus described above when it is filed with the SEC. Shareholders, potential investors and other interested persons should read the Proxy Statement / Prospectus carefully when it becomes available before making any voting or investment decisions. Additional information regarding the Company’s directors and executive officers can also be found in the Company final prospectus dated October 21, 2025. These documents are available free of charge as described above.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, Goodvision or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This Current Report is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement
10.1*	Form of Support Agreement (Company Shareholders).
10.2*	Form of Support Agreement (Goodvision Shareholders).
10.3	Form of Lock-Up Agreement.
99.1	Joint Press release
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K.
The Company will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2026

CALISA ACQUISITION CORP

By:	/s/ Hongfei Zhang
Name:	Hongfei Zhang
Title:	Chief Executive Officer